


# RIMRISER

**RimRiser provides the only adjustment system for manhole rings, catch basin frames, and precast concrete tops, that makes installation simple and safe.**







## Safety First
- No lifting
- No shims
- Fewer Injuries

## Cost Savings
- Easy to adjust
- One person job
- Faster Installation
- Highly accurate
- Stay on schedule
  for pavement and curbs

## Visit RimRiser.com for additional Info
- Standard Details
- Approval Documents
- Manufacturing Partners
- How to Buy



RIMRISER™

**315 N Grand Blvd. Suite 100
Vancouver, WA 98661
(360) 833-2277**



# RIMRISER™



**RimRiser provides the only adjustment system for manhole rings, catch basin frames, and precast concrete tops, that makes installation simple and safe.**







## Safety First
- No lifting
- No shims
- Fewer Injuries

## Cost Savings
- Easy to adjust
- One person job
- Faster Installation
- Highly accurate
- Stay on schedule for pavement and curbs

## Visit RimRiser.com for additional Info
- Standard Details
- Approval Documents
- Manufacturing Partners
- How to Buy

 **RIMRISER™**

**315 N Grand Blvd. Suite 100**
**Vancouver, WA 98661**
**(360) 833-2277**